April 3, 2020

E. Thomas Layton
Chief Executive Officer
Lux Amber, Corp.
145 Rose Lane, Suite 102
Frisco, TX 75036

       Re: Lux Amber, Corp.
           Current Report on Form 8-K
           Filed April 1, 2020
           File No. 333-225545

Dear Mr. Layton:

       Our initial review of your filing indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically:

       Please revise your current report on Form 8-K to provide the information required by Item
       2.01(f) of Form 8-K and the related financial information required by
Item 9.01 of Form
       8-K for Worldwide Specialty Chemicals Inc.
       We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

      Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Jay Ingram, Legal
Branch Chief, at (202) 551-3397 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:    Roger A. Crabb